

Mail Stop 7010

June 3, 2009

<u>via U.S. mail and facsimile</u>

Mr. Dean E. Sukowatey, President and Acting Chief Financial Officer
ALL Fuels & Energy Company
6165 N.W. 86th Street
Johnston, IA 50131

> RE: **ALL Fuels & Energy Company**
> **Form 8-K Item 4.01**
> **Filed May 15, 2009**
> **Form 8-K/A Item 4.01**
> **Filed June 2, 2009**
>
> **File No. 0-29417**

Dear Mr. Sukowatey:

We have completed our review of your filing and amendments and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant